Exhibit 3.1

SECOND

CERTIFICATE OF AMENDMENT

TO THE

RESTATED

CERTIFICATE OF INCORPORATION

OF

SERVISFIRST BANCSHARES, INC.

ServisFirst Bancshares, Inc. (the “Corporation”), a corporation duly organized and existing under the General Corporation Law of the State of Delaware (the “DGCL”), hereby certifies as follows:

FIRST:      The Board of Directors of the Corporation has duly adopted a resolution setting forth a proposed amendment of the Restated Certificate of Incorporation of the Corporation, declaring said amendment to be advisable, and calling for the stockholders of the Corporation to consider such amendment at the 2023 annual meeting of the stockholders of the Corporation.

SECOND:   Article IX, Section 9.1 of the Restated Certificate of Incorporation of the Corporation is hereby amended and restated in its entirety as follows:

Section 9.1   Limitation of Liability of Directors and Officers. No Director or officer of the Company shall be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a Director or officer, as applicable, except to the extent provided by applicable law (i) for any breach of the Director’s or officer’s duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the DGCL, in the case of Directors only, (iv) for any transaction from which such Director or officer derived an improper personal benefit, or (v) for any action by or in the right of the Corporation, in the case of officers only. No amendment to or repeal of this provision shall apply to or have any effect on the liability or alleged liability of any Director or officer of the Corporation for or with respect to any acts or omissions of such Director or officer occurring prior to such amendment or repeal.

If the DGCL is amended after the date hereof to authorize action by corporations organized pursuant to the DGCL to further eliminate or limit the personal liability of Directors or officers, then the liability of a Director or officer of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL, as amended.

THIRD:      Thereafter, pursuant to a resolution of the Corporation’s Board of Directors, the 2023 annual meeting of the stockholders of the Corporation was duly called and held upon notice in accordance with Section 222 of the DGCL, at which meeting the necessary number of shares as required by statute were voted in favor of the amendment set forth above.

FOURTH:  Such amendment was duly adopted in accordance with the provisions of Section 242 of the DGCL.

FIFTH:       All other provisions of the Restated Certificate of Incorporation shall remain in full force and effect.

[Signature Page Follows]

IN WITNESS WHEREOF, the Corporation has caused this Second Certificate of Amendment to the Restated Certificate of Incorporation to be signed by William M. Foshee, its Executive Vice President, Chief Financial Officer, Treasurer and Secretary this 24th day of April, 2023.

SERVISFIRST BANCSHARES, INC.

By:	/s/ William M. Foshee
William M. Foshee Executive Vice President, Chief Financial Officer, Treasurer and Secretary